GERSTEN, SAVAGE, KAPLOWITZ, WOLF & MARCUS, LLP
                         600 LEXINGTON AVENUE, 9TH FLOOR
                             NEW YORK, NY 10022-6102
                            TELEPHONE (212) 752-9700
                               FAX (212) 980-5192


                                                              February 11, 2005


United States
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  Cheryl Grant, Esq.


         RE:      FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
                  FILE NO, 333-120412

Dear Ms. Grant:

         In response to your oral comment of February 11, 2005 please see below our analysis why recirculation was not required despite the identified changes:

1. Addition of revised operating disclosure. We believe the substance of the operating disclosure was contained in the preliminary prospectus. In response to staff comments we moved the disclosure taking information already in the prospectus (financial statements) and moved it to the body of the prospectus. Therefore, we do not think it was material.

2. Regarding the removal of the 150,000 shares for the account of the selling shareholder. As we plan to file a subsequent book registering such shares and feel that the size of the 150,000 shares is immaterial as compared to the deal as a whole. The change does not constitute a material change.

3. Regarding updates to the Executive Compensation Chart from December 31, 2004. The disclosure was not materially different from the disclosure of the fiscal year ending December 31, 2003 and was not material to the investor. The updates to the Certain Transaction were merely updates from balances as of September 30, 2004 and were not material to an investor.

4. Off-Net vs. On-Net. We do not believe the Off-Net vs. On-Net analysis is a traditional analysis in the telecommunications industry and does not add materially to an investor's understanding. It is not customarily disclosed by telecommunication companies and therefore in the Company's opinion is not material to an investor.

5. Tracking Revenue. We believe that the prospectus distributed to investors adequately disclosed how the Company manages revenue by product (as outline in the segment reporting) and customer base as defined throughout the prospectus. The information subsequently added to the Registration Statement in response to the staff's comments do not constitute material changes in the Company's opinion.

6. General Terms of Arrangement with Asian provider. We believe that the disclosures in the preliminary prospectus provided regarding the Pakistan Joint Venture, which is the Asian provider, adequately disclosed the arrangement with the Asian provider and that the changes were not material.

The Company, the Company's counsel, the underwriter and their counsel carefully reviewed the need for recirculation and it was the opinion of all parties that none of such issues rose to a level requiring a recirculation.

                                                 Sincerely,




                                                 \s\ Arthur S. Marcus, Esq.
                                                 --------------------------
                                                 Arthur S. Marcus, Esq.